SEC 02053980 OMMISSION 9

SEC FILE NO.
8-52535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (mm/dd/yy) AND ENDING 09/30/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENSION DYNAMICS SECURITIES CORPORATION.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

985 MORAGA ROAD, SUITE 210
(No and Street)

LAFAYETTE (City) CALIFORNIA (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BUTLER (925) 299-8080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
JAN 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **STEPHEN J. BUTLER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PENSION DYNAMICS SECURITIES CORPORATION**, as of **SEPTEMBER 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public 12/28/02

ANN W. BAKER
COMM. # 1357741
NOTARY PUBLIC – CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires JUN 19, 2006

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Report on Internal Control)
( )	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Dynamics Securities Corporation

Annual Audit Report

September 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Pension Dynamics Securities Corporation

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation
Lafayette, California

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation (a California corporation) as of September 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter & Associates

December 4, 2002

Pension Dynamics Securities Corporation

Statement of Financial Condition

September 30, 2002

Assets

Cash		$ 3,821
Commissions receivable		14,698
Securities owned, at market value		73,900
Total assets		$ 92,419

Liabilities and Stockholder's Equity

Accounts payable		$ 1,495
Income taxes payable		3,359
Deferred tax liability		4,300
Total liabilities		9,154
Stockholder's Equity		
Common stock (no par value; 10,000,000 shares authorized, 10,000 issued and outstanding)	$ 72,600	
Retained earnings	10,665	
Total stockholder's equity		83,265
Total liabilities and stockholder's equity		$ 92,419

See independent auditor's report and accompanying notes.

Pension Dynamics Securities Corporation

Statement of Income

For the Year Ended September 30, 2002

Revenue:	
Commissions	$ 146,328
Gain on securities	3,900
Interest income	62
Total revenue	150,290
Expenses:	
Adminstrative fees	129,050
Other operating expenses	10,403
Total expenses	139,453
Income before income taxes	10,837
Income tax provision	2,589
Net income	$ 8,248

See independent auditor's report and accompanying notes.

Pension Dynamics Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
October 1, 2001	$ 72,600	$ 2,417	$ 75,017
Net income		8,248	8,248
September 30, 2002	$ 72,600	$ 10,665	$ 83,265

See independent auditor's report and accompanying notes.

Pension Dynamics Securities Corporation

Statement of Cash Flows

September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	8,248
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Unrealized gain on securities owned		(3,900)
Deferred taxes		1,050
Increase in accounts receivable		(6,849)
Increase in accounts payable		1,495
Increase in income taxes payable		2,059
Net cash provided (used) by operating activities		2,103
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		0
Net increase (decrease) in cash and equivalents		2,103
Cash and equivalents, beginning of year		1,718
Cash and equivalents, end of year	$	3,821

No interest or taxes were paid during the year ended September 30, 2002.

See independent auditor's report and notes to financial statements.

Pension Dynamics Securities Corporation

Notes to the Financial Statements

September 30, 2002

(1) Organization

Pension Dynamics Securities Corporation was incorporated in the State of California on September 17, 1999. The purpose of the Corporation is to act as a broker/dealer engaging in general securities activities primarily in Northern California. Revenues are generated through mutual fund transactions that are processed directly by the mutual funds.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Commissions Receivable
Receivables are primarily from a few mutual fund companies. The Company considers commissions receivable to be fully collectible at September 30, 2002.

Securities Owned
Securities owned are valued at market value. The resulting difference between cost and market value is included in the Company's income (loss).

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Pension Dynamics Securities Corporation

Notes to the Financial Statements

September 30, 2002

(2) Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less to be cash equivalents.

(3) Income Taxes

Deferred tax liabilities relate primarily to the recognition of unrealized market gains of securities held for investment for financial statement purposes versus recognition of gains and losses when investments are sold for tax purposes. Net deferred tax liabilities at September 30, 2002 consisted of the following:

Deferred tax liabilities	
Federal	$ 2,610
State	1,690
Total deferred tax liabilities	$ 4,300

Income tax provision for the year ended September 30, 2002 consisted of the following:

Current	
Federal	$ 739
State	800
Deferred	
Federal	665
State	385
Income tax provision	$ 2,589

Pension Dynamics Securities Corporation

Notes to the Financial Statements

September 30, 2002

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At September 30, 2002, the Company had net capital of $67,070, of which $42,070 was in excess of its required net capital.

(5) Related Party Transactions

Under an agreement dated December 1, 2000, Pension Dynamics Corporation, an entity under common control, provides office facilities, supplies, and services to Pension Dynamics Securities Corporation in exchange for administrative fees that amounted to $129,050 in the year ended September 30, 2002.

At September 30, 2002, accounts payable included $500 payable to Pension Dynamics Corporation.

(6) Risk Concentration

At September 30, 2002, the Company's investment of $73,900 in securities owned at market value consisted solely of Berkshire Hathaway Holdings, Inc. Class A common stock.

SUPPLEMENTAL INFORMATION

Pension Dynamics Securities Corporation

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2002

Net Capital:		
Total stockholder's equity qualified for net capital	$	83,265
Add: Deferred taxes related to unrealized gains on assets otherwise deducted from net capital		2,495
Less: Non-allowable assets		
Commissions receivable		7,605
Net capital before haircuts	$	78,155
Less: Haircuts on securities		11,085
Net capital	$	67,070
Net minimum capital requirement of 6.67% of aggregate indebtedness of $4,854 or $25,000, whichever is greater		25,000
Excess of capital	$	42,070

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	81,020
Increase in non-allowable assets		(7,605)
Increase in haircut on securities		(11,085)
Increase in deferred tax related to unrealized gains		2,495
Increase in retained earnings		2,245
Net capital per above computation	$	67,070

Pension Dynamics Securities Corporation

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended September 30, 2002

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pension Dynamics Securities Corporation
Lafayette, California

In planning and performing our audit of the financial statements and supplemental schedules of Pension Dynamics Securities Corporation (the Company) for the period ended September 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended September 30, 2002, and this report does not affect our report thereon dated December 4, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stott & Associates

December 4, 2002